UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Acuson Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  005113105


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  005113105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Delphi Asset Management


2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization
         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         1,527,300

6.  Shared Voting Power:
         0

7.  Sole Dispositive Power:
         1,780,950

8.  Shared Dispositive Power:
         0

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         1,780,950

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
          5.82%

12. Type of Reporting Person
          IA, PN

Item 1(a) Name of Issuer:  Acuson Corporation

      (b) Address of Issuer's Principal Executive Offices:
          1220 Charleston Road, P.O. Box 7393, Mountain
          View, CA 94039

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Delphi Asset Management ("Delphi")
          485 Madison Avenue, 20th Floor
          New York, New York  10022
          Partnership formed under the laws of the State of New York.

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  005113105

Item 3.  This statement is filed pursuant to Rule
13d-1(b)(1).

    /x/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

 Item 4. Ownership.
         (a) Amount Beneficially Owned:  1,780,950
         (b) Percent of Class:  5.82%
         (c) 1,527,300 shares with sole power to vote or to direct the vote; 1,780,950 shares with sole power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: /s/ Marc Keller                         February 17, 1998
    _________________________               ___________________
    Title:  Partner                         Date










































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